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                                                                      EXHIBIT 99

                                  RISK FACTORS

     Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below before purchasing our common stock. If any of the following risks actually occur, our business, financial condition or results of operations could be harmed. In that case, the trading price of our common stock could decline, and you could lose all or part of your investment.

IF WE DO NOT ATTRACT AND RETAIN QUALIFIED PROFESSIONAL STAFF, WE WILL NOT BE ABLE TO MAINTAIN OUR POSITION IN THE MARKET OR GROW OUR BUSINESS

     Our future success will depend in large measure upon the continued contributions of our senior management team, research analysts and experienced sales and marketing personnel. Thus, our future operating results will be largely dependent upon our ability to retain the services of these individuals and to attract additional qualified people from a limited pool of qualified candidates. We experience intense competition in hiring and retaining professionals from developers of Internet and emerging technology products, other research firms, management consulting firms, print and electronic publishing companies and financial services companies. Many of these firms have substantially greater ability, either through cash or equity, to attract and compensate qualified people. In addition, the Internet has created many opportunities for people with the skills we seek to form their own companies or join start-up companies, and these opportunities frequently offer the potential for significant future financial profit through equity incentives that we cannot match. If we lose professionals or are unable to attract new talent to Forrester, we will not be able to maintain our position in the market or grow our business.

IF WE DO NOT MANAGE OUR GROWTH EFFECTIVELY, IT COULD ADVERSELY AFFECT OUR ABILITY TO GROW REVENUE AND COULD INCREASE OUR OPERATING EXPENSES

     Our growth has placed significant demands on our management and other resources. Our revenues increased approximately 42% to $87.3 million in the year ended December 31, 1999 from $61.6 million in the year ended December 31, 1998. Our ability to effectively manage growth will require us to continue to develop and improve our operational, financial, electronic research collection and distribution, technology and other internal systems. We must also continue to expand our business development capabilities and continue to train, motivate and manage our employees. If we are unable to effectively manage our growth, it would have an adverse effect on the quality of our products and services, our ability to retain key personnel and to grow revenue and could increase our operating expenses.

OUR OPERATING RESULTS FLUCTUATE AND OUR STOCK PRICE MAY BE VOLATILE AS A RESULT

     Our revenues and earnings may fluctuate from quarter to quarter based on a variety of factors, many of which are beyond our control. The factors include, but are not limited to:

     - the timing and size of new and renewal memberships for our research from clients;

     - the timing of revenue-generating Forum events sponsored by us;

     - the utilization of our advisory services by our clients;

     - the introduction and marketing of new products and services by us and our competitors;

     - the hiring and training of new analysts and sales personnel;

     - changes in demand for our research; and

     - general economic conditions.

     As a result, our operating results in future quarters may be below the expectations of securities analysts and investors which could have an adverse effect on the market price for our

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common stock. Factors such as announcements of new products, services, offices or strategic alliances by us or our competitors, as well as market conditions in the Internet and emerging technologies services industry, may have a significant impact on the market price of our common stock. The market price for our common stock may also be affected by movements in prices of stocks in general.

A DECLINE IN RENEWALS FOR OUR MEMBERSHIP-BASED RESEARCH SERVICES COULD ADVERSELY AFFECT OUR REVENUES

     Our success depends in large part upon renewals of memberships for our research products. Approximately 74% of our revenues in the year ended December 31, 1999 were derived from our membership-based research products. In addition, approximately 74% of our client companies with memberships expiring during this period renewed one or more memberships for our products and services. A significant decline in renewal rates for our research products could have an adverse effect on our revenues.

LOSS OF KEY MANAGEMENT COULD AFFECT OUR ABILITY TO RUN OUR BUSINESS

     Our future success will depend in large part upon the continued services of a number of our key management employees. The loss of any one of them, in particular George F. Colony, our founder and Chairman, President and Chief Executive Officer, could adversely affect our business.

IF WE DO NOT ANTICIPATE AND RESPOND TO MARKET TRENDS, WE MAY NOT REMAIN COMPETITIVE

     Our success depends in part upon our ability to anticipate rapidly changing technologies and market trends and to adapt our research to meet the changing information needs of our clients. The technology and commerce sectors that we analyze undergo frequent and often dramatic changes. The changes include:

     - the introduction of new products and obsolescence of others;

     - the use of technology to transform existing and create new business models;

     - shifting strategies and market positions of major industry participants;

     - paradigm shifts in system architectures; and

     - changing objectives and expectations of users of technology.

     The environment of rapid and continuous change presents significant challenges to our ability to provide our clients with current and timely analysis, strategies and advice on issues of importance to them. Meeting these challenges requires the commitment of substantial resources. Any failure to continue to provide insightful and timely analysis of developments, technologies and trends in a manner that meets market needs could have an adverse effect on our market position and results of operations.

IF WE DO NOT DEVELOP AND OFFER NEW PRODUCTS AND SERVICES, WE COULD LOSE OUR COMPETITIVE POSITION AND FAIL TO GROW OUR BUSINESS

     Our future success will depend in part on our ability to offer new products and services. These new products and services must successfully gain market acceptance by addressing specific industry and business organization sectors, anticipating and identifying changes in client requirements and changes in the technology industry. The process of internally researching, developing, launching and gaining client acceptance of a new product or service, or assimilating and marketing an acquired product or service, is risky and costly. We may not be able to introduce new, or assimilate acquired, products or services successfully. Our failure to do so would adversely affect our ability to maintain a competitive position in our market and continue to grow our business.

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THE MARKET FOR RESEARCH PRODUCTS AND SERVICES IS COMPETITIVE AND IF WE FAIL TO
COMPETE EFFECTIVELY, WE COULD LOSE OUR MARKET POSITION

     We compete in the market for research products and services with other independent providers of similar services. We may also face increased competition from Internet-based research firms. Some of our competitors have substantially greater financial, information-gathering and marketing resources than we do. In addition, our indirect competitors include the internal planning and marketing staffs of our current and prospective clients, as well as other information providers such as electronic and print publishing companies, survey-based general market research firms and general business consulting firms. Our indirect competitors may choose to compete directly against us in the future. In addition, there are relatively few barriers to entry into our market and new competitors could readily seek to compete against us in one or more market segments addressed by our products and services. Increased competition could adversely affect our operating results through pricing pressure and loss of market share.

IF WE FAIL TO INTEGRATE OUR RECENTLY COMPLETED ACQUISITION EFFECTIVELY, IT COULD ADVERSELY AFFECT OUR OPERATING EXPENSES AND COULD CAUSE US TO FAIL TO ACHIEVE THE BENEFITS WE EXPECTED

     We recently acquired Fletcher Research Limited, an Internet research company located in the United Kingdom. It was our first acquisition and our management has had no experience to date integrating acquisitions into our business. The integration of any acquisition can be disruptive, divert management time and attention and result in a failure to realize the expected benefits of the acquisition. The problems may be accentuated where the acquired company is foreign and located far from our headquarters. If we do not integrate the Fletcher acquisition effectively, we could fail to achieve the benefits we expected.

OUR CHAIRMAN AND CEO HAS SIGNIFICANT VOTING POWER AND MAY EFFECTIVELY CONTROL THE OUTCOME OF ANY STOCKHOLDER VOTE

     George F. Colony, our Chairman, President and Chief Executive Officer, beneficially owns approximately 46% of our common stock. As a result, he has the ability to substantially influence, and may effectively control, the outcome of corporate actions requiring stockholder approval, including the election of directors. This concentration of ownership may also have the effect of delaying or preventing a change in control of Forrester even if such a change of control would benefit other investors.

OUR CORPORATE GOVERNANCE PROVISIONS MAY DETER A FINANCIALLY ATTRACTIVE TAKEOVER ATTEMPT

     Provisions of our charter and by-laws may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable, including transactions in which stockholders would receive a premium for their shares. These provisions include the following:

     - any action to be taken by stockholders must be taken at a meeting and may not be taken by written consent;

     - stockholders must comply with advance notice requirements before raising a matter at a meeting of stockholders or nominating a director for election;

     - only our chairman, chief executive officer or, if there is none, the president or the board of directors may call a special meeting of stockholders;

     - our board of directors is divided into three classes and the members may be removed by the stockholders only for cause; and

     - our board of directors has the authority, without further action by the stockholders, to fix the rights and preferences of and issue shares of preferred stock.

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